Filed by Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Discovery, Inc.

Commission File No.: 001-34177

Date: May 18, 2021

DISCOVERY, INC. EXTENDS CONTRACT FOR PRESIDENT AND CEO DAVID ZASLAV

THROUGH 2027

NEW YORK, NY—MAY 18, 2021—Discovery, Inc. (NASDAQ: DISCA, DISCB, DISCK), a global leader in real life entertainment, today announced the extension of President and CEO David Zaslav’s employment contract through December 31, 2027. Zaslav’s previous contract ran through 2023.

The extension was made in connection with the definitive agreement between AT&T Inc. (NYSE:T) and Discovery, Inc. to combine WarnerMedia’s premium entertainment, sports and news assets with Discovery’s leading nonfiction and international entertainment and sports businesses to create a premier, standalone global entertainment company.

The companies announced that Discovery President and CEO David Zaslav will lead the proposed new company with a best-in-class management team and top operational and creative leadership from both companies.

Under his leadership, Discovery began trading as a public company in 2008 and became a Fortune 500 company in 2014. More recently under Zaslav, Discovery ramped up direct-to-consumer efforts and has quickly scaled to more than 15 million global subscribers, led by one of the company’s most-ambitious initiatives ever, discovery+. The definitive real-life subscription streaming service launched in the U.S. in January 2021 with more than 55,000 episodes, and internationally, continues its rollout to more than 25 markets.

Under Zaslav, Discovery acquired Scripps Networks Interactive, in a transaction which closed in 2018. The new Discovery comprises nearly 20% of ad-supported pay-TV viewership in the U.S. and nearly 7 billion monthly video views, making it #1 pay-TV portfolio in the U.S. Discovery’s assets now form a collection of world-class brands and global IP.

The company’s global distribution platform has, under Zaslav’s leadership, expanded to 3 billion cumulative worldwide viewers with a diverse set of brands, creating an unmatched international portfolio for viewers, advertisers and distributors.

Zaslav joined Discovery as President and Chief Executive in 2007, following a distinguished career at NBCUniversal, where he was instrumental in developing and launching CNBC and also played a role in the creation of MSNBC.

About Discovery

Discovery, Inc. (Nasdaq: DISCA, DISCB, DISCK) is a global leader in real life entertainment, serving a passionate audience of superfans around the world with content that inspires, informs and entertains. Discovery delivers over 8,000 hours of original programming each year and has category leadership across deeply loved content genres around the world. Available in over 220 countries and territories and nearly 50 languages, Discovery is a platform innovator, reaching viewers on all screens, including TV Everywhere products such as the GO portfolio of apps; direct-to-consumer streaming services such as discovery+, Food Network Kitchen and MotorTrend OnDemand; digital-first and social content from Group Nine Media; a landmark natural history and factual content partnership with the BBC; and a strategic alliance with PGA TOUR to create the international home of golf. Discovery’s portfolio of premium brands includes Discovery Channel, HGTV, Food Network, TLC, Investigation Discovery, Travel Channel, MotorTrend, Animal Planet, Science Channel, and the forthcoming multi-platform JV with Chip and Joanna Gaines, Magnolia Network, as well as OWN: Oprah Winfrey Network in the U.S., Discovery Kids in Latin America, and Eurosport, the leading provider of 3 locally relevant, premium sports and Home of the Olympic Games across Europe. For more information, please visit corporate.discovery.com and follow @DiscoveryIncTV across social platforms.

Nathaniel Brown | Corporate Communications

Executive Vice President

+1 917-913-4394 mobile

Nathaniel_Brown@discovery.com

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery. In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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